

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2010

William Sliney
Chief Financial Officer
VirnetX Holding Corporation
5615 Scotts Valley Drive, Suite 100
Scotts Valley, CA 95066
Also via facsimile at: (831) 438-3078

> **Re: VirnetX Holding Company**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 31, 2010**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2009**
> **Filed August 9, 2010**
> **File No. 001-33852**

Dear Mr. Sliney:

We have reviewed your letter dated December 3, 2010 in connection with the above-referenced filings and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to, they refer to our letter dated October 26, 2010.

Form 10-K for the Fiscal Year ending December 31, 2009

Notes to Financial Statements

Note 8. Warrants, page 55

1.   We note your response to prior comment 1. As indicated in our December 10, 2010 phone conversation with your independent auditors, the Staff continues to believe that the Series I warrants are not indexed to the company's own stock pursuant to the guidance in ASC 815-40-

15 and accordingly, it appears that such warrants should be classified as liabilities. Please update us as to the company's consideration of this issue.

Form 10-Q for the Fiscal Quarter ending June 30, 2010

Notes to the Financial Statements

Note 11 – Litigation, page 10

2.   We note from your response to prior comment 2 that you consider the litigation settlements to be multiple element arrangements. You further indicate that your analysis of the estimated fair value of the technology license element included estimated revenue from publicly filed financial statements, research reports, consultants and other sources. However, you do not note the specific results of your analysis other than you state no residual amount of the total settlement amount remained to allocate to the litigation settlement. Please provide us with specific information about your analysis including: the amounts of estimated revenue, discount rates, and other assumptions used as well as the specific sources from which the information was derived; tell us why you believe such sources were appropriate; describe the valuation techniques used; tell us who performed the analysis and tell us the fair value of the technology license element as determined in your analysis.

3.   We note the proposed revenue recognition policy disclosures that you intend to include in future filings where you refer to SOP 97-2, SOP 98-4, SOP 98-9 and EITF 00-21. Please revise such disclosures to instead refer to the applicable ASC topics in the FASB Accounting Standards Codification.

        You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or the undersigned at (202) 551-3499 if you have any questions regarding these comments.

                                        Sincerely,

                                        Kathleen Collins
                                        Accounting Branch Chief